(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
CUSIP NUMBER

For Period Ended: June 28, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Winn-Dixie Stores, Inc.

Full Name of Registrant

Former Name if Applicable

5050 Edgewood Ct.

Address of Principal Executive Office (Street and Number)

Jacksonville, FL 32254-3699

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 21, 2005, we filed a voluntary petition for reorganization under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court. On August 9, 2006, we filed the final proposed plan of reorganization and related disclosure statement. We are in the process of soliciting our creditors for approval of the plan.

In preparing our annual financial statements, we discovered that we had not utilized certain carrybacks in fiscal 2005 that are expected to result in aggregate tax benefits to us of approximately $11.5 million. Additionally, we have reached a tentative settlement agreement with the IRS on the amounts assessed for the 2000 - 2002 tax years. We are working on appropriate adjustments to reflect the carrybacks and settlement adjustments in our financial statements. We are also completing the reclassification of discontinued operations within the Consolidated Statements of Operations due to the exit during fiscal 2006 of approximately 350 stores and four distribution centers as well as the pending sale of our ownership interest in Bahamas Supermarkets Limited in June 2006.

Due to the Chapter 11 filing and the additional and critical demands that the filing has placed on the time and attention of our senior management, the significant time and attention devoted to finalizing our plan and soliciting our creditors for approval and completing the two items described above, we have been unable to complete all work necessary to timely file the annual report on Form 10-K without unreasonable effort or expense. We expect to file our Form 10-K on or before September 26, 2006, the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bennett L. Nussbaum (Name)	904 (Area Code)	783-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the subject Annual Report on Form 10-K from the corresponding period for the previous fiscal year are discussed below.

The Annual Report on Form 10-K is expected to reflect a net loss of approximately $350 million for fiscal 2006 compared to a net loss of approximately $833 million for fiscal 2005. The earnings are expected to include impairment charges of approximately $15.6 million compared to $158.4 million in the prior fiscal year and restructuring gains, net of $7.7 million compared to restructuring charges, net of $82.7 million in the prior fiscal year. The net loss is expected to include a net gain from reorganization items of approximately $251.6 million for fiscal 2006 compared to $148.3 million for fiscal 2005, which includes primarily non-cash gains related to lease rejections.

Winn-Dixie Stores, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 11, 2006	By	/s/ BENNETT L. NUSSBAUM
Bennett L. Nussbaum
Sr. Vice President and Chief Financial Officer